Exhibit 1.C

Unless the context otherwise requires, all references in this Exhibit 1.C to “BRF S.A.,” “BRF,” the “company,” “we,” “our,” “ours,” “us” and similar terms are to BRF S.A. and its consolidated subsidiaries and jointly controlled companies.

RECENT DEVELOPMENTS

Export Credit Facilities with Bank of America and Banco do Brasil

On December 3, 2021, we entered into an export credit note in the amount of R$390,000 thousand with Bank of America Merrill Lynch Banco Múltiplo S.A. This note bears interest at 1.50% per annum and matures on December 29, 2027.

On December 22, 2021, we entered into an export credit note in the amount of R$550,000 thousand with Banco do Brasil S.A. This note bears interest at the average rate of the CDI plus 1.4% per annum and matures on December 22, 2027.

Certain Preliminary Results for the Fourth Quarter of 2021 and the Year Ended December 31, 2021

Our financial results for the three months ended and the year ended December 31, 2021 are not yet finalized. The following information reflects our preliminary estimates for this period as expected by our management. The estimates below have not been audited by our indpendent auditors.

	For the three months ended December 31,			For the year ended December 31,
	2021		2020	2021		2020
	Low (estimated)	High (estimated)	Unaudited	Low (estimated)	High (estimated)	(1)
	(in millions of reais)
Continuing Operations
Net sales	13,073	13,759	11,474	47,691	48,378	39,470
Gross profit	2,835	3,148	2,895	9,881	10,194	9,471
Operating income (loss) from continuing operations	969	1,076	961	2,908	3,015	3,051
Income (loss) from continuing operations	873	969	902	426	522	1,525

(1)	As presented in our audited consolidated financial statements for the year ended December 31, 2020

Our net sales for the three months ended December 31, 2021 is expected by our management to be between R$13,073 million and R$13,759 million, representing an increase of approximately 13.9% to 19.9% as compared to the three months ended December 31, 2020, primarily due to better mix of processed products (i.e., an increase in the volume of sale of products with higher prices), price adjustments and performance of year-end seasonal products.

Our gross profit for the three months ended December 31, 2021 is expected by our management to be between R$2,835 million and R$3,148 million, representing a change of approximately negative 2.1% to positive 8.8%, as compared to the three months ended December 31, 2020, primarily due to the net sales as aforementioned, minus the increase of operating costs such as feed, raw materials and other input costs affected by the inflation.

Our operating income for the three months ended December 31, 2021 is expected by our management to be between R$969 million and R$1,076 million, representing an increase of approximately 0.9% to 12.0%, as compared to the three months ended December 31, 2020, primarily due to the gross profit as aforementioned, as well as our expense management matrix designed to control selling, general and administrative expenses.

Our income for the three months ended December 31, 2021 is expected by our management to be between R$873 million and R$969 million, representing a change of approximately negative 3.3% to positive 7.4%, as compared to the three months ended December 31, 2020, primarily due to the operating income, financial results, net and income taxes credit.

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Cautionary Statement Regarding Preliminary Results

While our preliminary results above have been prepared in good faith and based on information available at the time of preparation, no assurance can be made that actual results will not change as a result of our management’s review of results and other factors. The preliminary results presented above are subject to finalization and closing of our accounting books and records (which have yet to be performed) and should not be viewed as a substitute for full quarterly and/or year-end financial statements prepared in accordance with IFRS. The preliminary results above depend on several factors (as described under “Risk Factors” set forth under our Third Quarter MD&A Report). In addition, the estimates and assumptions underlying the preliminary results and financial condition include, among other things, economic, competitive, regulatory and financial market conditions and business decisions that may not be accurately reflected and that are inherently subject to significant uncertainties and contingencies, including, among others, risks and uncertainties described in the section entitled “Risk Factors” set forth under our Third Quarter MD&A Report and “Forward-Looking Statements” set forth herein, all of which are difficult to predict and many of which are beyond our control. There can be no assurance that the underlying assumptions or estimates will be realized; in particular, while we do not expect that our estimated preliminary results will differ materially from our actual results as of and for the three months ended or the year ended December 31, 2021, we cannot assure you that our estimated preliminary results for the three months ended or the year ended December 31, 2021 will be indicative of our financial results for future interim periods. As a result, the preliminary results above cannot necessarily be considered predictive of actual operating results for the periods described above, and this information should not be relied on as such. You should read this information together with the section entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” set forth under our Third Quarter MD&A Report and our interim financial information as of September 30, 2021 and for the nine months ended September 30, 2021 and 2020 set forth under our Third Quarter Financial Statement Report.

The preliminary results presented above were prepared by and are the responsibility of our management. No independent registered public accounting firm or independent accountant has examined, compiled or otherwise performed any procedures with respect to the financial information contained in these preliminary results. Accordingly, no independent registered public accounting firm or independent accountant has expressed any opinion or given any other form of assurance with respect thereto and no independent registered public accounting firm or independent accountant assumes any responsibility for the preliminary results. The reports of the independent registered public accounting firm and independent accountant included under our Third Quarter Financial Statement Report relate to our interim financial information as of September 30, 2021 and for the nine months ended September 30, 2021 and 2020. Such reports do not extend to the above preliminary results and should not be read to do so.

By including herein a summary of certain preliminary results regarding our financial and operating results, neither we nor any of our respective advisors or other representatives have made or make any representation to any person regarding our ultimate performance compared to the information contained in the preliminary results and actual results may materially differ from those described above and we do not undertake any obligation unless required by applicable law to update or otherwise revise the preliminary results set forth herein to reflect circumstances existing since their preparation or to reflect the occurrence of unanticipated events or to reflect changes in general economic or industry conditions, even in the event that any or all of the underlying assumptions are shown to be in error.

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